Exhibit (d)(14)(B)

JOHN HANCOCK FUNDS II

AMENDMENT TO SUBADVISORY AGREEMENT

Jennison Associates LLC

AMENDMENT made as of this 17th day of July, 2014 to the Subadvisory Agreement dated January 1, 2014 as amended (the “Agreement”), between John Hancock Advisers, LLC, a Delaware limited liability company (the “Adviser”), and Jennison Associates LLC (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement relating to compensation of the Subadviser is amended to add the Natural Resources Fund as a Portfolio to the Agreement as set forth in Appendix A.

2.	RESTATEMENT OF SECTION 4

Section 4 of the Agreement is amended and restated in its entirety as set forth below:

“4.          LIABILITY OF SUBADVISER

Neither the Subadviser nor any of its directors, officers or employees shall be liable to the Adviser or the Trust for any error of judgment or mistake of law or for any loss suffered by the Adviser or Trust in connection with the matters to which this Agreement relates except for losses resulting from willful misfeasance, bad faith or gross negligence in the performance of, or from the reckless disregard of, the duties of the Subadviser or any of its directors.”

3.	EFFECTIVE DATE

This Amendment shall become effective on the date set forth above following approval of the Amendment by the Board of Trustees of John Hancock Funds II.

(THE REMAINDER OF THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

John Hancock Advisers, LLC

By:	/s/ Leo Zerilli
	Name:	Leo Zerilli
	Title:	Senior Vice President and
Chief Investment Officer

JENNISON ASSOCIATES LLC

By:	/s/ Kenneth Moore
	Name:	Kenneth Moore
	Title:	EVP/COO

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APPENDIX A

The Subadviser shall serve as investment subadviser for each Portfolio of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement, the fee computed separately for the assets managed by the Subadviser for each such Portfolio at an annual rate as follows (the "Subadviser Fee"):

Portfolio	First $300 million of Aggregate Net Assets*		Between $300 million and $500 million of Aggregate Net Assets*		Between $500 million and $1 billion of Aggregate Net Assets*		Excess Over $1 billion of Aggregate Net Assets*

Capital Appreciation Fund		%		%		%		%

Portfolio	First $100 million of Aggregate Net Assets*		Next $100 million of Aggregate Net Assets*		Next $200 million of Aggregate Net Assets*		Next $200 million of Aggregate Net Assets*		Excess Over $600 million of Aggregate Net Assets*

Natural Resources Fund		%		%		%		%		%

*The term Aggregate Net Assets includes the net assets of a Portfolio of the Trust managed by the Subadviser. It also includes with respect to each Portfolio the net assets of one or more other portfolios as indicated below, but in each case only for the period during which the Subadviser for the Portfolio also serves as the subadviser for the other portfolio(s). For the avoidance of doubt, net assets of the Capital Appreciation Fund will not be aggregated with the net assets of the Natural Resources Fund for the purpose of fee calculation. For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee, the net assets of the Portfolio and each other portfolio of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund, in each case based on market values as reported by the Trust’s custodian.

Trust Portfolio(s)		Other Portfolio(s)

Capital Appreciation Fund	—	Capital Appreciation Trust, a series of John Hancock Variable Insurance Trust

Natural Resources Fund	—	Not applicable

A-1

The Subadviser Fee for a Portfolio shall be based on the applicable annual fee rate for the Portfolio which for each day shall be equal to the quotient of (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions (as determined by percentage rate breakpoints) of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Subadviser Fee for each Portfolio shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Portfolio. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

If, with respect to any Portfolio, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.

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